VIA EDGAR

October 28, 2022
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kyle Wiley
Mitchell Austin
Laura Veator
Stephen Krikorian
Division of Corporation Finance

Re:	Tiga Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed October 24, 2022
Amendment No. 6 to Registration Statement on Form S-4
Filed October 25, 2022
File No. 333-264902

Ladies and Gentlemen:

This letter sets forth responses of Tiga Acquisition Corp. (“We” or the “Registrant”) and Grindr Group LLC (“Grindr”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 28, 2022 (the “Comment Letter”) with respect to Amendments Nos. 5 and 6 to the Registration Statement on Form S-4, File No. 333-264902 filed with the Commission by the Registrant on October 24, 2022 and October 25, 2022, respectively (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 8 to the Registration Statement (“Amendment No. 8”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 8 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 8.

Amendment Nos. 5 and 6 to Registration Statement filed on Form S-4

 General

1.
We understand that Credit Suisse, the lead underwriter in your SPAC IPO, has terminated its relationship with respect to the business combination transaction. To the extent you are aware, disclose if Credit Suisse intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. If applicable, please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Credit Suisse. If appropriate, revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

RESPONSE: In response to the Staff’s comment, the Registrant has added disclosure on pages 23, 42-43, 106, 232-233 and 313, added a risk factor on pages 125-126 and revised the Unaudited Pro Forma Combined Financial Information on pages 53, 55, 309-310 and 315 of Amendment No. 8.

2.
Please describe what relationship existed between Credit Suisse and Tiga after the close of the IPO, including any financial or merger-related advisory services conducted by Credit Suisse. For example, clarify whether Credit Suisse had any role in the identification or evaluation of business combination targets.

RESPONSE: The Registrant respectfully advises the Staff that following the close of the initial public offering, neither Tiga nor Grindr formally engaged Credit Suisse to serve as an advisor in any capacity relating to the Business Combination; however, prior to Tiga and Grindr entering into the Merger Agreement, Credit Suisse did assist Tiga with certain due diligence related to Grindr and received preliminary drafts of the initial Registration Statement and provided limited comments. Previously, Credit Suisse had assisted Tiga with diligence and structural analysis relating to an abandoned opportunity. Credit Suisse did not introduce any potential business combination targets to Tiga with which Tiga actively engaged. In response to the Staff’s comment, the Registrant has added disclosure on pages 42 and 125 of Amendment No. 8.

3.
Tell us whether Credit Suisse was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Credit Suisse claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

RESPONSE: The Registrant respectfully advises the Staff that Credit Suisse was not responsible for any disclosure that is included in the Registration Statement, or any materials underlying such disclosure and, accordingly, has produced no work product in relation to the Business Combination for which Tiga relied on their expertise.

Prior to Tiga and Grindr executing the Merger Agreement, Credit Suisse informed Tiga it was terminating all activity with regard to the Business Combination and requested that no references to Credit Suisse be made in any filing or press release in connection with the Business Combination. On October 28, 2022, Credit Suisse delivered to Tiga a letter containing a written resignation from acting in any capacity with respect to the Business Combination, a waiver of its deferred commissions under the underwriting agreement executed in connection with Tiga's initial public offering and disclaimer of any responsibility for any information disclosed in the Registration Statement.

In response to the Staff’s comment, the Registrant has added disclosure on pages 23, 42-43, 106, 232-233 and 313 and added a risk factor on pages 125-126 of Amendment No. 8.

4.
Please tell us whether you are aware of any disagreements with Credit Suisse regarding the disclosure in your registration statement. Further, to the extent true, please add risk factor disclosure that clarifies that Credit Suisse was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Credit Suisse is waiving such fees and disclaiming responsibility for the Form S4 registration statement. If applicable, clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

RESPONSE: The Registrant respectfully advises the Staff that it is not aware of any disagreements with Credit Suisse regarding the disclosure in the Registration Statement. In response to the Staff’s comment, the Registrant has added a risk factor on pages 125-126 and disclosure on pages 42 and 106 of Amendment No. 8.

5.
If applicable, disclose whether Credit Suisse provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Credit Suisse was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, if true, revise the risk factor disclosure to explicitly clarify that Credit Suisse has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

RESPONSE: The Registrant respectfully advises the Staff that Credit Suisse has not provided any reasons for the fee waiver and neither Tiga nor Grindr will speculate thereto. In response to the Staff’s comment, the Registrant has added disclosure on pages 23, 42 and 106 and added a risk factor on pages 125-126 of Amendment No. 8.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Rod Miller at (212) 530-5022.

Sincerely,

/s/ Rod Miller
Rod Miller

cc:	Raymond G. Zage III, Tiga Acquisition Corp.
Bill Shafton, Grindr Group LLC
Gary Hsueh, Grindr Group LLC
David H. Zemans, Milbank LLP
Garth Osterman, Cooley LLP
David Peinsipp, Cooley LLP